UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 28, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aircastle Limited

File No. 1-32959 - CF#34691

_____

Aircastle Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 15, 2017.

Based on representations by Aircastle Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.20	through June 22, 2026
Exhibit 10.21	through November 11, 2026
Exhibit 10.22	through January 13, 2027
Exhibit 10.23	through November 11, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary